Exhibit 99.2

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

Revenues. Our total revenues increased by 59.3% from RMB10.0 billion in the nine months ended September 30, 2011 to RMB16.0 billion (US$2.5 billion) in the nine months ended September 30, 2012. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 59.2% from RMB10.0 billion in the nine months ended September 30, 2011 to RMB16.0 billion (US$2.5 billion) in the nine months ended September 30, 2012. This increase was mainly attributable to the increase in the number of our online marketing customers from approximately 421,000 in the nine months ended September 30, 2011 to over 511,000 in the nine months ended September 30, 2012, and the increase in the average revenue per customer from approximately RMB23,800 in the nine months ended September 30, 2011 to approximately RMB31,200 (US$4,964 ) in the nine months ended September 30, 2012. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou, Shenzhen and Dongguan. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by approximately 29.4% from the nine months ended September 30, 2011 to the nine months ended September 30, 2012.

Operating Costs and Expenses. Our total operating costs and expenses increased by 63.6% from RMB4.7 billion in the nine months ended September 30, 2011 to RMB7.8 billion (US$1.2 billion) in the nine months ended September 30, 2012. This increase was primarily due to the expansion of our business.

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Cost of Revenues. Our cost of revenues increased by 67.7% from RMB2.7 billion in the nine months ended September 30, 2011 to RMB4.5 billion (US$708.9 million) in the nine months ended September 30, 2012. This increase was primarily due to the following factors:

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Traffic Acquisition Costs. Our traffic acquisition costs increased by 65.0% from RMB801.8 million in the nine months ended September 30, 2011 to RMB1.3 billion (US$210.5 million) in the nine months ended September 30, 2012. Traffic acquisition costs represent 8.3% of total revenues in the nine months ended September 30, 2012, compared to 8.0% in the nine months ended September 30, 2011. The increase in our traffic acquisition costs was primarily due to the growth of revenue contribution from Baidu Union members in the nine months ended September 30, 2012.

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Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 68.6% from RMB434.2 million in the nine months ended September 30, 2011 to RMB732.1 million (US$116.5 million) in the nine months ended September 30, 2012. Our depreciation expenses of servers and other equipment increased by 72.6% from RMB443.0 million in the nine months ended September 30, 2011 to RMB764.4 million (US$121.6 million) in the nine months ended September 30, 2012. The absolute increases in these costs were due to the expansion of our business as we continued to invest in servers and network infrastructure.

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Sales Tax and Surcharges. Our sales tax and surcharges increased by 62.0% from RMB697.2 million in the nine months ended September 30, 2011 to RMB1.1 billion (US$179.8 million) in the nine months ended September 30, 2012, primarily as a result of the increase in our revenues from online marketing services.

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Operational Costs. Our operational costs increased by 82.0% from RMB274.7 million in the nine months ended September 30, 2011 to RMB500.1 million (US$79.6 million) in the nine months ended September 30, 2012, primarily due to the increase of staff-related costs and the amortization of acquired intangible assets.

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Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 46.0% from RMB1.2 billion in the nine months ended September 30, 2011 to RMB1.7 billion (US$271.9 million) in the nine months ended September 30, 2012. This increase was primarily due to the following factors:

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Total salaries and benefits and staff-related expenses increased by 42.8% from RMB608.1 million in the nine months ended September 30, 2011 to RMB868.4 million (US$138.2 million) in the nine months ended September 30, 2012, primarily due to the increased direct sales commission and headcount to support our expanded online marketing services.

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Marketing and promotion expenses increased by 53.9% from RMB243.2 million in the nine months ended September 30, 2011 to RMB374.3 million (US$59.5 million) in the nine months ended September 30, 2012, primarily due to the increased marketing and promotion activities.

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Total office operating expenses increased by 31.4% from RMB104.5 million in the nine months ended September 30, 2011 to RMB137.3 million (US$21.9 million) in the nine months ended September 30, 2012, primarily as a result of increase and expansion of our offices.

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Total traveling, communication and business development expenses increased by 59.1% from RMB42.8 million in the nine months ended September 30, 2011 to RMB68.1 million (US$10.8 million) in the nine months ended September 30, 2012, primarily due to the increased headcount and activities to support our expanded online marketing services.

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Share-based compensation expenses allocated to selling, general and administrative expenses increased by 39.6% from RMB35.9 million in the nine months ended September 30, 2011 to RMB50.1 million (US$8.0 million) in the nine months ended September 30, 2012.

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Research and Development Expenses. Our research and development expenses increased by 74.1% from RMB920.7 million in the nine months ended September 30, 2011 to RMB1.6 billion (US$255.1 million) in the nine months ended September 30, 2012, primarily due to an increase in the number of research and development staff.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB8.2 billion (US$1.3 billion) in the nine months ended September 30, 2012, a 55.4% increase from RMB5.3 billion in the nine months ended September 30, 2011.

Other Income, Net, Including Exchange Gains or Losses. Our other income, net, including exchange gains or losses was RMB72.2 million (US$11.5 million) in the nine months ended September 30, 2012, compared to RMB52.9 million in the nine months ended September 30, 2011, primarily due to the increase of government subsidies received in 2012.

Loss From Equity Method Investments. Our loss from equity method investments increased from RMB171.6 million in the nine months ended September 30, 2011 to RMB172.5 million (US$27.4 million) in the nine months ended September 30, 2012.

Taxation. Our income tax expenses increased by 31.9% from RMB784.4 million in the nine months ended September 30, 2011 to RMB1.0 billion (US$164.6 million) in the nine months ended September 30, 2012, primarily due to the significant increase in profit before tax in the nine months ended September 30, 2012, offset in part by a refund in connection with the over-accrual of provisional tax which resulted from a preferential tax rate granted to one of our PRC subsidiaries by the local tax bureau.

Net Income Attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased by 67.1% from RMB4.6 billion in the nine months ended September 30, 2011 to RMB7.7 billion (US$1.2 billion) in the nine months ended September 30, 2012.

Cash Flows and Working Capital

As of September 30, 2012, we had RMB21.3 billion (US$3.4 billion) in cash, cash equivalents and short-term investments.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Nine Months Ended September 30,
	2011	2012
	RMB	RMB	US$
	(In thousands)
Net cash generated from operating activities	4,821,029	9,186,336	1,461,676
Net cash used in investing activities	(9,141,469)	(10,680,327)	(1,699,390)
Net cash generated from (used in) financing activities	2,414,439	(54,964)	(8,746)
Effect of exchange rate changes on cash and cash equivalents	(7,409)	(4,367)	(695)

Net increase (decrease) in cash and cash equivalents	(1,913,410)	(1,553,322)	(247,155)

Cash and cash equivalents at beginning of the period	7,781,976	4,127,482	656,740
Cash and cash equivalents at end of the period	5,868,566	2,574,160	409,585

Net cash generated from operating activities increased to RMB9.2 billion (US$1.5 billion) in the nine months ended September 30, 2012 from RMB4.8 billion in the nine months ended September 30, 2011. This increase was mainly attributable to several factors, including (1) our substantial increase in net income to RMB7.6 billion (US$1.2 billion) in the nine months ended September 30, 2012 from RMB4.6 billion in the nine months ended September 30, 2011; and (2) the effects of the increase in other assets of RMB890.2 million in the nine months ended September 30, 2011, as compared to the decrease in other assets of RMB78.4 million (US$12.5 million) in the nine months ended September 30, 2012. The increase in other assets in the nine months ended September 30, 2011 mainly represents an increase in entrusted loans to certain financial institutions.

Net cash used in investing activities increased from RMB9.1 billion in the nine months ended September 30, 2011 to RMB10.7 billion (US$1.7 billion) in the nine months ended September 30, 2012, primarily due to the purchase of short-term investments, the acquisition of fixed assets and the purchase of long-term investments, partially offset by a decrease in cash used in the acquisition of businesses. The net cash outflow in the purchases and sales and maturities of short-term investments in the nine months ended September 30, 2012 was RMB8.1 billion (US$1.3 billion).

Net cash flow used in financing activities was RMB55.0 million (US$8.7 million) in the nine months ended September 30, 2012, compared to a net cash flow generated from financing activities of RMB2.4 billion in the nine months ended September 30, 2011. The difference was primarily attributable to the proceeds from long-term loans of RMB2.3 billion in the nine months ended September 30, 2011, as we had nil proceeds from long-term loans in the nine months ended September 30, 2012.

Capital Expenditures

We made capital expenditures, consisting of acquisitions of fixed assets, of RMB1.5 billion (US$242.6 million) in the nine months ended September 30, 2012, representing 9.5% of our total revenues, as compared to RMB1.3 billion in the nine months ended September 30, 2011, representing 12.6% of our total revenues. Our capital expenditures in this period were primarily due to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity. We funded our capital expenditures primarily with net cash flow generated from operating activities.

Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our network infrastructure, and our plan to build additional office complexes and cloud computing based data centers. We currently plan to fund these expenditures with cash flow generated from our operating activities.